SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 3)*

Esterline Technologies Corporation.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

297425100

(CUSIP Number)

17 JANUARY 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 297425100	Schedule 13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

M&G Investment Funds (1)
No I.R.S Identification Number

2.	CHECK THE APPROPRIATE BOX IF THE MEMBER OF A GROUP*	(a)	☐
		(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom, England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0

	6.	SHARED VOTING POWER
2,575,000

	7.	SOLE DISPOSITIVE POWER
0

	8.	SHARED DISPOSITIVE POWER
2,575,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,575,000

10.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
10.06%

12.	TYPE OF REPORTING PERSON
OO

CUSIP No. 297425100	Schedule 13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

M&G Investment Management Limited
No I.R.S Identification Number

2.	CHECK THE APPROPRIATE BOX IF THE MEMBER OF A GROUP*	(a)	☐
		(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom, England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0

	6.	SHARED VOTING POWER
2,579,904

	7.	SOLE DISPOSITIVE POWER
0

	8.	SHARED DISPOSITIVE POWER
2,579,904

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,579,904

10.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
10.08%

12.	TYPE OF REPORTING PERSON
IA

CUSIP No. 297425100	Schedule 13G	Page 4 of 6 Pages

Item 1(a).		Name of Issuer:

Esterline Technologies Corporation.

Item 1(b).		Address of Issuer’s Principal Executive Offices:

500 108th Avenue NE
Bellevue, WA 98004
United States

Item 2(a).		Name of Person Filing:

M&G Investment Management Limited (MAGIM)
MAGIM is filing for and on behalf of M&G Investment Funds 1

Item 2(b).		Address of Principal Business Office or, if None, Residence (address for both filers):

Governor's House, Laurence Pountney Hill, London, EC4R 0HH

Item 2(c).		Citizenship:

United Kingdom, England

Item 2(d).		Title of Class of Securities:

Common Stock

Item 2(e).		CUSIP Number:

297425100

Item 3.		Type of Person:

(e) MAGIM is an investment advisor in accordance with s.240.13d-1(b)(1)(ii)(E)

M&G Investment Funds 1 is an open-ended investment company with variable capital, incorporated in England and Wales and authorized by the Financial Services Authority.  It is not registered with the Securities and Exchange Commission under the investment company act of 1940.

2,575,000 shares covered by this report are owned legally by M&G Investment Funds 1, MAGIM’s investment advisory client, and none are owned directly by MAGIM.

Item 4.		Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned:
M&G, in its capacity as investment manager, may be deemed to beneficially own 2,579,904 shares of the Issuer.

	(b)	Percent of class:

10.08%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
0

(ii) Shared power to vote or to direct the vote:
2,579,904

(iii) Sole power to dispose or to direct the disposition of:
0

(iv) Shared power to dispose or to direct the disposition of:
2,579,904

CUSIP No. 297425100	Schedule 13G	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
☐

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
☐

Item 8.	Identification and Classification of Members of the Group.

M&G Investment Management Limited (MAGIM)
MAGIM is filing for and on behalf of M&G Investment Funds 1

Item 9.	Notice of Dissolution of Group.

Not Applicable.

CUSIP No. 297425100	Schedule 13G	Page 6 of 6 Pages

Exhibit A

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the __18___ day of January, 2007.

By:	/s/ Mark Thomas

Name:	Mark Thomas
Title:	Head of Group Funds
Dated:	January 18, 2007